SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
AVOCATS A LA COUR
68, RUE DU FAUBOURG SAINT-HONORÉ
[redacted]
00
99

02042099

AVOCATS A LA COUR
ASSOCIÉS
PIERRE SERVAN-SCHREIBER
EDEN QUAINTON
CHRISTOPHER L. BAKER

COUNSEL
PASCAL BINE
LAURENCE MITROVIC

N°. DE VESTIAIRE: J037

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June 20, 2002

BY COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Attention: Division of Corporate Finance

Re: File No. 82-3706

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL
SUPPL

Dear Sirs:

Enclosed please find a copy of our annual profit or loss statement and the related report of our independent auditors.

The statement shows that we incurred a loss of Euro 811,224,026.45. This amount was offset against retained earnings from the prior year, deferred tax credits and dividends due on treasury shares. The remaining loss of Euro 559,175,703.84 was offset against various existing reserve accounts and additional paid-in capital.

If you have any questions with respect to this matter, please do not hesitate to call me.

Yours faithfully,

Eden Quainton

Enc.

dlw 6/26

SCHNEIDER ELECTRIC SA
Société Anonyme au Capital de 1 922 080 232 Euros
Siège social : 43 / 45 boulevard Franklin Roosevelt – 92500 Rueil Malmaison
542 048 574 RCS Nanterre
SIRET 542 048 574 017 67
APE 741 J

AFFECTATION ET IMPUTATION DU RESULTAT

Les comptes annuels de l'exercice 2001, publiés au Bulletin des Annonces Légales Obligatoires le 6 Mai 2002 pages 9454 à 9458, ont été approuvés par l'Assemblée Générale Mixte des Actionnaires du 27 Mai 2002 compte tenu de l'affectation du résultat suivante :

Report à nouveau de l'exercice précédent	231 752 043,20 €
Quote-part du précompte non versé	7 828 567,41 €
Dividende sur les actions d'autodétention non versé	12 467 712,00 €
Perte de l'exercice	(811 224 026,45 €)
	(559 175 703,84 €)
Affectation :	
Ecart de réévaluation	2 858 088,22 €
Réserves réglementées et réserves spéciales De plus-values à long terme	136 689 744,34 €
Réserve légale	124 630 114,40 €
Primes d'apport et de fusion	294 997 756,88 €
Total	**0 €**

Les comptes consolidés au 31 Décembre 2001 ont été publiés dans ledit bulletin pages 9458 à 9469.

II - ATTESTATIONS DES COMMISSAIRES AUX COMPTES

(Extraits des rapports)

a) Sur les comptes sociaux

"Nous avons effectué notre audit selon les normes de la profession applicables en France ; ces normes requièrent la mise en oeuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes annuels, établis conformément aux principes comptables généralement admis en France, sont réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice."

b) Sur les comptes consolidés

"Nous avons effectué notre audit selon les normes de la profession applicables en France ; ces normes requièrent la mise en oeuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes consolidés, établis conformément aux principes comptables généralement admis en France, sont réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Par ailleurs, nous avons également procédé à la vérification des informations relatives au Groupe, données dans le rapport de gestion. Nous n'avons pas d'autres observations à formuler sur leur sincérité et leur concordance avec les comptes consolidés."

Neuilly-sur-seine et Paris, le 07 Mars 2002
Les Commissaires aux Comptes

Barbier, Frinault & Autres	Befec - Price Waterhouse
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